                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X           Form 40-F
                                    ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                         No  X
                                  ---                       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                    ---

Attached hereto and incorporated by reference herein is the press release of the registrant dated July 2, 2003, providing sales update for Q2 and Q3 of 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.

                                          (Registrant)


                                          By:/s/ Gil Rozen
                                             ------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer

                                          By:/s/ Hanoch Zlotnik
                                             ------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager

Date: July 7, 2003

FRB | WEBER SHANDWICK                      NEWS
    | FINANCIAL COMMUNICATIONS


FOR YOUR INFORMATION:           RE:     Tefron Ltd.
                                        28 Chida Street
                                        Bnei-Brak 51371
                                        Israel
                                        (NYSE: TFR)

AT THE COMPANY                  AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                   Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer         Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715



              TEFRON LTD. PROVIDES SALES UPDATE FOR Q2 AND Q3, 2003

BNEI-BRAK, ISRAEL, JULY 2, 2003 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, announced today that the Company expects level of sales for the second and third quarters of 2003 to be approximately $41 million.

The primary factors impacting the sales in the second and third quarters of 2003 are greater than expected disruptions from the shift of our Alba-Waldensian production to Israel from the United States, a temporary but greater than expected decrease in sales to the Company's largest customer, and challenging market conditions which are causing a delay in the introduction of certain active wear programs. The Company's production shift to Israel is complete but has resulted in the delay of certain new product developments and orders affecting second and third quarters.

The Company expects that the current level of sales together with additional costs associated with the shift in production to Israel and the appreciation of the NIS against the USD since the end of the first quarter will result in a loss of approximately US $1 million in the second quarter of 2003.

In the third quarter of 2003 Tefron expects to realize significant savings from the production shift to Israel which should enable the Company to break even in the third quarter of 2003.

The Company anticipates an improvement in sales and profit in the fourth quarter of 2003. Towards the end of the fourth quarter of 2003 and the beginning of the first quarter of 2004 Tefron expects active wear sales to increase due to the introduction of several new product lines. The Company has also received indications from its largest customer that orders for the fourth quarter are expected to improve.

Yos Shiran, Chief Executive Officer of Tefron Ltd., said, "We are optimistic about the prospects of our active wear program and believe that in spite of the delay in the introduction of parts of the program, this program shall be a significant contributor to Tefron's sales over time."


Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.